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                                  EXHIBIT 99.3
                       FORM OF ACCELERATION WAIVER LETTER

                             [WHEELGROUP LETTERHEAD]


1~
c/o WheelGroup Corporation
14555 Blanco Road, Suite 1106
San Antonio, TX  78216

Dear 2~:

        As you know, Cisco Systems, Inc. ("Cisco") is in the process of acquiring WheelGroup Corporation (the "Company"). Under the terms of the acquisition (the "Acquisition"), Cisco has agreed to assume the outstanding options held by certain employees of the Company, such as yourself, provided the vesting acceleration provisions currently in effect for those options are revised prior the Acquisition so that those options do not accelerate in full upon the Acquisition. Each of these options is a non-statutory option which do NOT meet the requirements of Section 422 of the Internal Revenue Code (i.e., they are not "incentive stock options").

        You currently hold the following non-statutory stock option(s) (collectively the "Options") to acquire shares of the Company's common stock under the Company's Stock Option Plan (the "Option Plan"):

                                                            Number of
                                                           Outstanding
             Grant Date           Exercise Price          Option Shares
             ----------           --------------          -------------
                  3~                     4~                     5~



        In order for the Company to complete the Acquisition, the vesting acceleration provisions of your existing Options must be amended so that those Options will NOT vest in full at the time of the Acquisition and will NOT become exercisable for all of the shares of the Company's common stock subject to those Options at that time. Instead, each of your Options will only accelerate as to twelve (12) months of vesting upon the Acquisition and, accordingly, will become exercisable on an accelerated basis for only a total of 25% of the option shares.

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        Each of your Options currently becomes exercisable for the option shares as follows: (i) 25% upon your completion of one year of employment measured from the grant date, and (ii) an additional 2.08% of the option shares upon your completion of each of the next 36 months of employment thereafter. Accordingly, if your Option were to be exercisable for 45.80% of the option shares immediately before the Acquisition (based on 22 months of employment following the grant date), then an additional 25% of the option shares will vest upon the assumption of your Option by Cisco in the Acquisition, and the assumed Option will become exercisable for the remaining shares in 26 successive equal monthly installments over your period of continued employment following the Acquisition.

        The amendment to each of your Options to limit the acceleration to twelve (12) months of vesting will be effected by an amendment to Section L.2 of the Option Plan, which has been incorporated into the stock option agreement (the "Option Agreement") for each of your Options. Accordingly, as a condition to closing the Acquisition, you must agree to the following amendment of Section
L.2 of the Option Plan and to the incorporation of that amended provision into each of your Option Agreements so that your Options will not vest in full on an accelerated basis at the time of the Acquisition.

                      AMENDED SECTION L.2 TO BE EFFECTIVE IMMEDIATELY
                             FOR EACH OF YOUR OptionS


        "2. (a) Upon a merger of the Company, other than a merger into a wholly-owned subsidiary, in which the Company is not the surviving entity (including the Acquisition), the vesting schedule applicable to all outstanding Options under the Plan at that time shall immediately accelerate only by a period of twelve (12) months. Accordingly, to the extent the Option is not otherwise fully exercisable at that time, each such Option shall become immediately exercisable for that number of additional option shares obtained by multiplying the total number of shares originally subject to the Option by twenty-five percent (25%) and may be exercised for all or any portion of those shares as fully-vested shares of Stock upon the consummation of such merger. The Option shall become exercisable for any remaining unvested shares of Stock subject to that option in accordance with the same installment exercise schedule in effect for that option immediately prior to the merger (or Acquisition).

            (b) Following the Acquisition, each outstanding Option as assumed by Cisco shall only become exercisable on an accelerated basis for the unvested shares of Cisco common stock subject to that option, and may be exercised for all or any portion of those shares as fully-vested shares, upon the earliest to occur of the following events: (i) the acquisition of Cisco by merger, other than a merger into a wholly-owned Cisco subsidiary, in which Cisco is not the surviving entity, (ii) the sale of all or substantially

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     all of the assets of Cisco in liquidation or dissolution of Cisco, (iii)
     the adjudication of Cisco as a bankrupt or an insolvent by a court of competent jurisdiction or (iv) the execution of an agreement to that effect by the optionee and Cisco following the unanimous approval of the Compensation Committee of the Cisco Board of Directors of such acceleration and agreement."

        In addition, you agree that you will not exercise any of your Options during the period between the date of this letter agreement and the effective date of the Acquisition (or such earlier date on which it is announced that the Acquisition will not be consummated). The Acquisition is expected to become effective in approximately 30 to 45 days following the date of this letter, but the actual effective date cannot be determined at this time.

        Since each of your Options is a non-statutory option under the federal tax laws, you will recognize ordinary income at the time that option is exercised in an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date over (ii) the exercise price paid for those shares. Such income will be subject to all applicable withholding taxes at that time.

        To indicate your agreement with (i) the foregoing amendment to your Options and to confirm that accelerated vesting you will receive under your Options at the time the Acquisition closes will be limited to twelve (12) months
(ii) and the suspended exercise period for your Options, please sign and date the Acknowledgement section below. For your records, you should attach a copy of this letter to each of your Option Agreement(s) in order to evidence the revision to the acceleration provisions of your Option(s) effected by this letter agreement.


                                            Very truly yours,

                                            WHEELGROUP CORPORATION


                                            By:

                                            Title:

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                                 ACKNOWLEDGEMENT

        In order to satisfy one of the conditions to the closing of the Acquisition and in recognition of the twelve (12) months of accelerated vesting I will receive under each of my Options upon the closing of the Acquisition, I hereby agree to the foregoing amendment to Section L.2 of the Option Plan, as incorporated into the terms of the Option Agreement for each of my Options. I further agree not to exercise any of my Options during the period between the date of this letter agreement and the effective date of the Acquisition (or such earlier date on which it is announced that the Acquisition will not be consummated).

                                    Signature:
                                                   1~

                                    Date: